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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )
BATTLE MOUNTAIN GOLD EXPLORATION CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
07159T100
(CUSIP Number)
Tony Jensen
President and Chief Executive Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

With copies to:

Bruce C. Kirchhoff
Vice President and General Counsel
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

Paul Hilton, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No.	07159T100	13D	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Royal Gold, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-0835164

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0- shares[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		63,141,166 shares[1,2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		24,876,555 shares[3]

WITH	10	SHARED DISPOSITIVE POWER:

33,914,611 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

63,141,166 shares1,2.3

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.57%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 Shares of common stock beneficially owned by Royal Gold are subject to voting restrictions pursuant to that certain Voting Limitation Agreement dated March 28, 2007. See "Item 4 — Purpose of Transaction" and "Item 5 — Interest in Securities of Issuer" of Amendment No. 2 of this Schedule 13D filed with the SEC on April 2, 2007 for more information.
2 Includes (1) 17,774,192 shares of common stock beneficially owned by Mark Kucher, which number includes 3,160,000, 1,000,000, 3,400,000 and 40,000 shares of common stock owned by Bug River Trading Corp., British Swiss Investment Corp., Warrior Resources Corp. and Mr. Kucher’s spouse, respectively, and which number also includes an option to purchase 800,000 shares of common stock at $0.40 per share that vested April 15, 2005 and warrants to purchase up to 2,512,096 shares of common stock at $0.31 per share, (2) 16,140,419 shares of common stock issuable to IAMGOLD Corporation and Repadre International, which number includes 4,037,479 shares acquirable upon conversion of a debenture at a conversion price of $0.50 per share and with outstanding principal and accrued interest in the amount of $2,018,740 as of June 20, 2007, (3) 24,876,455 shares of common stock acquirable by Royal Gold upon conversion of the outstanding amounts as of July 31, 2007 under a bridge loan facility and (4) 4,350,000 shares of

CUSIP No.	07159T100	13D	Page	3	of	9
common stock subject to individual irrevocable proxies in favor of Royal Gold granted by Messrs. David Atkinson, Brian Labadie, Anthony Crews, Robert Connochie and Chris Herald with respect to 1,750,000, 800,000, 800,000, 500,000, and 500,000 shares of common stock, respectively. See the Schedule 13D being amended herewith and "Item 4 — Purpose of the Transaction" below for more information.
3 Includes 24,876,455 shares acquirable by Royal Gold upon conversion of the outstanding amounts as of July 31, 2007, under a bridge loan facility. See the Schedule 13D being amended herewith for more information.
4 Based on 76,150,620 shares of common stock issued and outstanding as of June 27, 2007, which number is based on information provided by Battle Mountain Gold Exploration Corp.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed by Royal Gold, Inc. on March 15, 2007, as amended (“Schedule 13D”), with respect to common stock, par value $0.001 per share (the “Common Stock”) of Battle Mountain Gold Exploration Corp., a Nevada corporation (“Battle Mountain”). Capitalized terms used herein have the meaning given to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     No payments were made by or on behalf of Royal Gold in connection with the execution of the Merger Agreement further described in Item 4 below. The source and amount of consideration under the terms of the Merger Agreement described in Item 4 is incorporated herein by reference. The Merger Agreement is incorporated herein by reference to Exhibit 99.1 hereto.
Item 4. Purpose of the Transaction.
     On July 30, 2007, Royal Gold, Inc. (“Royal Gold”) entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with Battle Mountain Gold Exploration Corp. (“Battle Mountain”) and Royal Battle Mountain, Inc. (“Merger Sub”), a newly-formed and wholly-owned subsidiary of Royal Gold. The Merger Agreement amends and restates the Agreement and Plan of Merger dated as of April 17, 2007 by and among Royal Gold, Battle Mountain and the Merger Sub pursuant to which Merger Sub will be merged into Battle Mountain with Battle Mountain surviving as a wholly-owned subsidiary of Royal Gold (the “Merger”).
     Under the Merger Agreement, each outstanding share of Battle Mountain common stock will be converted into the right to receive, at the election of each Battle Mountain stockholder, either (i) a number of shares of Royal Gold common stock to be determined at closing (“Stock Election”) or (ii) approximately $0.55 in cash (“Cash Election”), in each case assuming 91,563,506 shares of Battle Mountain common stock will be issued and outstanding immediately prior to the effective time of the merger. The per share consideration, if a holder of Battle Mountain common stock makes a Stock Election, will be based on the average price per share of Royal Gold common stock as reported on the NASDAQ Global Select Market for the five trading day period up to and including the second business day preceding (but not including) the closing date of the merger transaction. If the average price is below $29.00, the per share stock consideration will be determined based on an aggregate of 1,634,410 shares of Royal Gold common stock and the holders of shares of Battle Mountain common stock would receive 0.0179 shares of Royal Gold common stock for each share of Battle Mountain common stock. If the average price of Royal Gold common stock is $30.18 or above, the per share stock consideration will be determined based on an aggregate of 1,570,507 shares of Royal Gold common stock and the holders of shares of Battle Mountain common stock would receive 0.0172 shares of Royal Gold common stock for each share of Battle Mountain common stock. If the average price is greater than or equal to $29.00 but less than $30.18, the per share consideration for each share of Battle Mountain common stock would be proportionally adjusted based on the average price of Royal Gold common stock, using $47,397,901.26 as the aggregate purchase price. The per share consideration if a holder of Battle Mountain common stock makes a Cash Election will be based on a maximum amount of $50,359,928 as the aggregate purchase price.

     The stock consideration and cash consideration payable in the Merger are subject to pro rata adjustment based on the number of issued and outstanding shares of Battle Mountain common stock immediately prior to the effective time of the Merger and a potential reduction or holdback of approximately 0.0006 shares of Royal Gold common stock on a per share basis, in the case of a Stock Election, or $0.017 on a per share basis, in the case of a Cash Election, based on the cost of settling certain Battle Mountain litigation.
     Each of Royal Gold and Battle Mountain has made customary representations, warranties and covenants in the Merger Agreement. The closing of the Merger is subject to various closing conditions, including approval by the Battle Mountain shareholders, satisfactory completion of Royal Gold’s due diligence on Battle Mountain, receipt of any regulatory approvals, settlement of the litigation giving rise to the contingent liabilities described above, and satisfaction of other customary conditions.
     The Merger Agreement contains certain termination rights for both Royal Gold and Battle Mountain. If the Merger Agreement is terminated under certain specified circumstances, Battle Mountain will be required to pay Royal Gold $1.0 million plus Royal Gold’s expenses incurred in the transaction, and, in some circumstances, an additional $2.5 million. If the Merger Agreement is terminated under alternate specified circumstances, Royal Gold will be required to pay Battle Mountain $1.0 million plus Battle Mountain’s expenses incurred in the transaction.
     The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference to Exhibit 99.1 hereto.
     In connection with the Merger Agreement, the chief financial officer of Battle Mountain, David Atkinson, and each of the non-employee directors of Battle Mountain, Anthony E. W. Crews, Robert Connochie, Christopher Herald and Brian Labadie, gave Royal Gold an irrevocable proxy dated July 27, 2007 to vote in favor of the Merger and against any proposal in opposition to or in competition with the Merger. The form of the irrevocable proxy is incorporated herein by reference to Exhibit 99.2 hereto.
     On July 30, 2007, Royal Gold, Battle Mountain and BMGX (Barbados) Corporation (with Battle Mountain, the “Borrowers”), Battle Mountain’s wholly-owned subsidiary, entered into the First Amendment to the Bridge Facility Agreement (the “First Amendment”) amending the Bridge Facility Agreement by and among Royal Gold and the Borrowers whereby Royal Gold agreed to make available to the Borrowers a bridge finance facility of up to $20 million. The First Amendment extends the maturity date of the bridge finance facility from March 28, 2008 to June 6, 2008. The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the First Amendment, which is incorporated herein by reference to Exhibit 99.3 hereto.
Item 5. Interest in Securities of the Issuer.
     (a) Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, as a result of (i) the provisions of the option and support agreement entered into with Mark Kucher in connection with Royal Gold’s proposal to acquire 100% of the outstanding capital stock of Battle Mountain, as more fully described in the Schedule 13D being amended herewith, (ii) the provisions of the option and support agreement entered into with IAMGOLD in connection with Royal Gold’s proposal to acquire 100% of the outstanding capital stock of Battle Mountain, as more fully described in the Schedule 13D being amended herewith, (iii) the outstanding principal and accrued interest as of July 31, 2007 on Royal Gold’s convertible bridge loan to Battle Mountain, as more fully described in the Schedule 13D being amended herewith, (iv) the irrevocable proxies given to Royal Gold by Messrs. Atkinson, Crews, Connochie, Herald and Labadie and (v) Royal Gold’s direct ownership of Common Stock, Royal Gold beneficially owns 63,141,166 share of Common Stock or approximately 57.57% of the outstanding shares of Common Stock based on 76,150,620 shares of Common Stock issued and outstanding as of June 27, 2007 as described by Battle Mountain.
     (b) Royal Gold does not have the sole power to vote any of the Common Stock subject to the Schedule 13D being amended herewith due to the arrangements pursuant to the Voting Limitation Agreement as more fully described in the Schedule 13D being amended herewith and the irrevocable proxies given to Royal Gold to vote in favor of the Merger. Royal Gold has the sole power to dispose of 24,876,555 shares of Common Stock, including as a result of the convertible bridge loan to Battle Mountain. Royal Gold has shared power to dispose of 33,914,611 shares of Common Stock subject to and as a result of the option and support agreements with Mr. Kucher and IAMGOLD. The persons with whom Royal Gold shares voting or dispositive power are set forth on Schedule A. During the last five years, to the knowledge of Royal Gold, no person named in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c) On June 11, 2007, Royal Gold purchased 100 shares of Battle Mountain common stock in an open market transaction at a price of $0.44 per share.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Amended and Restated Agreement and Plan of Merger, dated July 30, 2007, among Battle Mountain Gold Exploration Corp., Royal Gold, Inc. and Royal Battle Mountain, Inc. (filed as Exhibit 2.1 to Royal Gold’s Current Report on Form 8-K on July 31, 2007 and incorporated herein by reference)

99.2	Form of Irrevocable Proxy (filed as Exhibit 10.1 to Royal Gold’s Current Report on Form 8-K on July 31, 2007 and incorporated herein by reference)

99.3	First Amendment to the Bridge Facility Agreement, dated July 30, 2007, by and among Battle Mountain Gold Exploration Corp., BMGX (Barbados) Corporation and Royal Gold, Inc. (filed as Exhibit 10.2 to Royal Gold’s Current Report on Form 8-K on July 31, 2007 and incorporated herein by reference)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 2, 2007

ROYAL GOLD, INC.
By:	/s/ Karen Gross
Name:	Karen Gross
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Agreement and Plan of Merger, dated July 30, 2007, among Battle Mountain Gold Exploration Corp., Royal Gold, Inc. and Royal Battle Mountain, Inc. (filed as Exhibit 2.1 to Royal Gold’s Current Report on Form 8-K on July 31, 2007 and incorporated herein by reference)

99.2	Form of Irrevocable Proxy (filed as Exhibit 10.1 to Royal Gold’s Current Report on Form 8-K on July 31, 2007 and incorporated herein by reference)

99.3	First Amendment to the Bridge Facility Agreement, dated July 30, 2007, by and among Battle Mountain Gold Exploration Corp., BMGX (Barbados) Corporation and Royal Gold, Inc. (filed as Exhibit 10.2 to Royal Gold’s Current Report on Form 8-K on July 31, 2007 and incorporated herein by reference)

Schedule A
Persons with Whom Voting or Dispositive Power is Shared
     The name, occupation and business address of each person who shares voting or dispositive power with Royal Gold are set forth below. Messrs. Crews, Connochie and Herald are citizens of, and Battle Mountain is organized in, the United States of America. Messrs. Atkinson, Kucher and Labadie are citizens of, and IAMGOLD is organized in, Canada.

		Number of Shares	Number of Shares
		with respect to which	with respect to which
		Voting Power is	Dispositive Power is
Name and Position	Business Address	Shared	Shared

Mark Kucher Chairman, Chief Executive Officer, Director	One East Liberty Street, 6th Floor, Suite 9 Reno, Nevada 89504	17,774,192	17,774,192

David Atkinson Chief Financial Officer	One East Liberty Street, 6th Floor, Suite 9 Reno, Nevada 89504	1,750,000	0

Brian M. Labadie Director	One East Liberty Street, 6th Floor, Suite 9 Reno, Nevada 89504	800,000	0

Anthony E.W. Crews Director	One East Liberty Street, 6th Floor, Suite 9 Reno, Nevada 89504	800,000	0

Robert Connochie Director	One East Liberty Street, 6th Floor, Suite 9 Reno, Nevada 89504	500,000	0

Christopher E. Herald Director	One East Liberty Street, 6th Floor, Suite 9 Reno, Nevada 89504	500,000	0

IAMGOLD Corporation	401 Bay Street, Suite 3200 PO Box 153 Toronto, ON M5H 2Y4 Canada	16,140,419	16,140,419

Battle Mountain Gold Exploration Corporation	One East Liberty Street, 6th Floor, Suite 9 Reno, Nevada 89504	62,997,965	0